UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Archer Aviation Inc.
(Name of Issuer)

Class A Common Stock, $0.0001 par value per share
(Title of Class of Securities)

03945R 102
(CUSIP Number)

Giorgio Fossati, Taurusavenue 1, 2132 LS Hoofddorp, The Netherlands, +31 23 700 1511
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 19, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03945R 102	SCHEDULE 13D/A	Page 2 of 9 Pages

1	Name of Reporting Person. Stellantis N.V.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): AF and WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [X]
6	Citizenship or Place of Organization The Netherlands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 3,648,225
	8	Shared Voting Power 10,248,226
	9	Sole Dispositive Power 3,648,225
	10	Shared Dispositive Power 10,248,226
11	Aggregate Amount Beneficially Owned by Each Reporting Person 13,896,451
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 7.4%
14	Type of Reporting Person (See Instructions) CO

CUSIP No. 03945R 102	SCHEDULE 13D/A	Page 3 of 9 Pages

1	Name of Reporting Person. FCA US LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [X]
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-
	8	Shared Voting Power 1,671,202
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 1,671,202
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,671,202
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 0.9%
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 03945R 102	SCHEDULE 13D/A	Page 4 of 9 Pages

1	Name of Reporting Person. FCA North America Holdings LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-
	8	Shared Voting Power 1,671,202
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 1,671,202
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,671,202
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 0.9%
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 03945R 102	SCHEDULE 13D/A	Page 5 of 9 Page

1	Name of Reporting Person. FCA Foreign Sales Holdco Ltd.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization England and Wales
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-
	8	Shared Voting Power 1,671,202
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 1,671,202
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,671,202
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 0.9%
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 03945R 102	SCHEDULE 13D/A	Page 6 of 9 Pages

1	Name of Reporting Person. SFS UK 1 Limited
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization England and Wales
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-
	8	Shared Voting Power 1,671,202
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 1,671,202
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,671,202
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 0.9%
14	Type of Reporting Person (See Instructions) OO
.

CUSIP No. 03945R 102	SCHEDULE 13D/A	Page 7 of 9 Pages

1	Name of Reporting Person. FCA Italy S.p.A.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization Italy
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-
	8	Shared Voting Power 8,577,024
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 8,577,024
11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,577,024
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 4.6%
14	Type of Reporting Person (See Instructions) CO

CUSIP No. 03945R 102	SCHEDULE 13D/A	Page 8 of 9 Pages

EXPLANATORY NOTE

This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D filed by the Reporting Persons on May 9, 2023 (the “Original Schedule 13D”). Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Original Schedule 13D. Capitalized terms not otherwise defined in this Amendment shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a) and (b) See Items 7-13 of the cover pages and Item 3 above.

The percentage calculations herein are based upon the statement in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2023, as filed with the SEC on May 11, 2023, that there were 184,792,680 shares of Class A Common Stock of the Issuer outstanding as of May 5, 2023.

(c) The following table lists transactions in the Class A Common Stock that were effected during the sixty day period prior to the filing of this Amendment No. 1 to Schedule 13D. All transactions were effectuated in the open market through a broker.

Trade Date	Purchase/Sale	No. of Shares	Price Per Share
5/16/2023	Purchase	732,400	$2.54
5/17/2023	Purchase	650,000	$2.84
5/18/2023	Purchase	400,000	$3.06
5/19/2023	Purchase	1,865,825	$3.22

(d) The Issuer, Stellantis, FCA US and FCA Italy are parties to the Forward Purchase Agreement (as defined in Item 6). Pursuant to the Forward Purchase Agreement, so long as Stellantis or its affiliates beneficially own Class A Common Stock equal to at least 12.5% of the Issuer’s outstanding Class A Common Stock, it will have the right to nominate one individual for election to the Board as a Class II director at the Issuer’s annual meeting of stockholders to occur in 2026 through the date of the Issuer’s annual meeting of stockholders in 2029. Thus, so long as Stellantis’ designated director remains on the Issuer’s board, such director will participate in any board decisions regarding the receipt of dividends from, or the proceeds from the sale of, the Issuer’s Common Stock.

(e) Not applicable.

CUSIP No. 03945R 102	SCHEDULE 13D/A	Page 9 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 22, 2023	STELLANTIS N.V.

	By:	/s/ Giorgio Fossati
Name: Giorgio Fossati
Title: General Counsel

FCA US LLC

By:	/s/ Giorgio Fossati
Name: Giorgio Fossati
Title: Attorney-in-Fact

FCA NORTH AMERICA HOLDINGS LLC

By:	/s/ Giorgio Fossati
Name: Giorgio Fossati
Title: Attorney-in-Fact

FCA FOREIGN SALES HOLDCO LTD.

By:	/s/ Giorgio Fossati
Name: Giorgio Fossati
Title: Attorney-in-Fact

SFS UK 1 LIMITED

By:	/s/ Giorgio Fossati
Name: Giorgio Fossati
Title: Attorney-in-Fact

FCA ITALY S.P.A.

By:	/s/ Giorgio Fossati
Name: Giorgio Fossati
Title: Attorney-in-Fact